

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Kanat Mynzhanov
Chief Executive Officer
Oxus Acquisition Corp.
300/26 Dostyk Avenue
Almaty, Kazakhstan 050020

  Re: Oxus Acquisition Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed January 30, 2023
    File No. 001-40778

Dear Kanat Mynzhanov:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction